Victory Commercial Management Inc.

3rd Floor, 369 Lexington Ave

New York, NY 10017

February 4, 2019

VIA EDGAR

Jorge Bonilla

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3233

Washington, DC 20549

Re:	Victory Commercial Management Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 11, 2018
File No. 333-228242

Dear Mr. Patel,

Victory Commercial Management Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 29, 2019, regarding our Registration Statement on Form S-1 previously submitted on November 7, 2018 and amended on December 11, 2018 (the “Registration Statement”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. A registration statement on Form S-1 filed publicly accompanying this Response Letter is referred to as Form S-1.

Please note that new language we are including in Form S-1 pursuant to your comments, is indicated in this letter in bold, italicized font; any deletions from the initial Registration Statement are indicated in this letter as strikethrough font.

Condensed Unaudited Consolidated Balance Sheets as of September 30, 2018 and December 31, 2017, page F-38

1. With respect to the $5,362,889 other receivable, please tell us and revise to disclose the nature, credit terms, and how you assessed the collectability, of this receivable. Also, tell us and revise to disclose your accounting policy for recognition of interest income and the specific guidance related to that type of receivable upon which you relied.

Response: In response to the Staff’s comment, we have revised the disclosure of other receivable in Form S-1 to address the nature, credit terms and how we assessed the collectability of the receivable. An example of the revised language, which is included on Page F-38 and F-40 of Form S-1 is set forth below. The disclosure on Page 59, 61 and 62 in Form S-1 is similarly revised to reflect this information.

Page F-38:

VICTORY COMMERCIAL MANAGEMENT INC. AND SUBSIDIARIES

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2018	2017
	(Unaudited)
ASSETS

Rental properties, net	$23,042,032	$25,110,414
Cash and cash equivalents	262,043	755,027
Restricted cash	1,024,576	118,891
Tenant and sundry receivables, net of allowance for doubtful accounts	680,219	311,051
Prepaid expenses and other assets	734,701	475,320
Property and equipment, net	687,085	785,354
Intangible assets, net	24,376	-
ROU assets, net	483,396	142,205
~~Other~~ Short-term loan and interest receivable	5,362,889	-
TOTAL ASSETS	$32,301,317	$27,698,262

Page F-40:

VICTORY COMMERCIAL MANAGEMENT INC. AND SUBSIDIARIES

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30,

	2018	2017
Cash Flows from Operating Activities:
Net loss	$(4,860,763)	$(4,344,036)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for allowance for doubtful accounts receivable
Depreciation and amortization	1,055,729	1,419,117
Non cash - loan cost and operating lease expense	38,733	52,144
Foreign currency exchange (gain) loss on loan and interest repayments to related party	1,242,489	(876,589)
Loss (gain) on disposal of fixed assets	703	(3,515)
Allowance for doubtful accounts	-	(38,201)
Change operating assets and liabilities
(Increase) decrease in tenant and sundry receivables	(407,582)	121,310
(Increase) decrease in prepaid expense and other assets	(293,558)	634,900
Increase in ~~other~~ short-term loan interest receivable	(~~5,661,526~~379,526)	-
Increase in property financing agreements payable	1,947,334	607,707
(Decrease) increase in accounts payable and accrued liabilities	(135,513)	605,802
Increase (decrease) in deferred rental income	1,255,674	(187,558)
Increase in interest payable to related party	387,658	393,063
Increase in other payables	1,237,761	1,752,234
Increase in leases liabilities payable	15,973	38,801
Net Cash ~~(Used in)~~ Provided by Operating Activities	~~4,176,888~~1,105,112	175,179

Cash Flows from Investing Activities:
Capital expenditures - fixed assets and improvements	(136,398)	(54,147)
Short-term loan receivable	(5,282,000)	-
Net Cash Used in Investing Activities	(~~136,398~~5,418,398)	(54,147)

We also revised our disclosure on Page F-56 of Form S-1 to address our accounting policy for recognition of interest income and the specific guidance related to that type of receivable upon which we relied.

NOTE 9 – SHORT-TERM LOAN AND INTEREST RECEIVABLE

As of September 30, 2018, short-term loan and interest receivable consisted of the following:

Short-term loan receivable from ZKCZ	$5,003,382
Interest receivable on short-term loan from ZKCZ	250,326
Interest accrued on advance to ZKCZ before June 30, 2018	109,181
Total short-term loan and interest receivable	$5,362,889

On June 28, 2018, DVBM entered into a loan agreement to lend a maximum amount of RMB 50,000,000 or $7,265,647 (the “Principal”) to Zhong Ke Chuang Zhan Investment, Ltd, an independent third party (“ZKCZ”). The maturity date of the unsecured loan is June 30, 2019 (the “Maturity Date”). The interest (the “Interest”) shall accrue on the unpaid Principal amount of the loan from July 1, 2018 to September 30, 2018 at a simple rate of 2% per month and from October 1, 2018 to June 30, 2019 at a simple rate of 0.7% per month. All computations of the Interest rate hereunder shall be made based on daily balance of the Principal amount of the loan. Accrued, but unpaid, Interest shall be paid on the Maturity Date. As of September 30, 2018, neither was the Principal amount of the loan nor the Interest receivables past due.

Short-term loan and interest receivable are recorded at cost and the carrying amounts reported in the consolidated balance sheets approximate the fair value because of their immediate or short-term maturity. Interest receivable on loan receivable is accrued. The impairment is recognized on a loan when it is probable that the lender will be unable to collect all contractual payments as scheduled. As of September 30, 2018, no impairment has been recorded.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Arila Zhou of Hunter Taubman Fischer & Li LLC, at azhou@htflawyers.com or by telephone at (212) 530-2232.

Very truly yours,

/s/ Alex Brown
Alex Brown
Chief Executive Officer

cc:	Arila Zhou
Hunter Taubman Fischer & Li LLC